UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.     )*

ImageWare Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

452455108

(CUSIP Number)

Jeffrey D. Kurtzman

Klehr, Harrison, Harvey, Branzburg & Ellers LLP

260 South Broad Street

Philadelphia, PA 19104

(215) 569-4493

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 22, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person BET FUNDING LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,200,000 (1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 6,200,000 (1)

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,200,000 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 24.42% (2)

14	Type of Reporting Person OO

(1) This amount includes (i) 4,500,000 shares of common stock issuable upon the exercise of the Stock Purchase Warrant issued to BET Funding LLC on February 12, 2009, (ii) 1,000,000 shares of common stock issuable upon the exercise of the Stock Purchase Warrant issued to BET Funding LLC on June 9, 2009 and (iii) 700,000 shares of common stock issuable upon the exercise of the Stock Purchase Warrant issued to BET Funding LLC on June 22, 2009.

(2) This figure is based upon (i) 18,143,259 shares of common stock issued and outstanding as of September 12, 2008, as reported in the Issuer's Report on Form 10-Q for the period ended June 30, 2008 filed on September 18, 2008, plus (ii) the shares of common stock issuable upon the exchange or conversion of all derivative securities held by BET Funding LLC, BRU Holding Co., LLC and Bruce Toll.

1	Name of Reporting Person BRU HOLDING CO., LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 617,600 (1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 617,600 (1)

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 617,600 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.43% (2)

14	Type of Reporting Person OO

(1) This amount includes (i) 173,000 shares of common stock, (ii) 34,600 shares of common stock issuable upon the exercise of the Stock Purchase Warrant issued to BRU Holding Co., LLC on November 24, 2003, (iii) 400,000 shares of common stock issuable upon the conversion of the Series C Convertible Preferred Stock issued to BRU Holding Co., LLC on November 14, 2006 and (iv) 10,000 shares of common stock issuable upon the exercise of the Stock Purchase Warrant issued to BRU Holding Co., LLC on November 14, 2006.

(2) This figure is based upon (i) 18,143,259 shares of common stock issued and outstanding as of September 12, 2008, as reported in the Issuer's Report on Form 10-Q for the period ended June 30, 2008 filed on September 18, 2008, plus (ii) the shares of common stock issuable upon the exchange or conversion of all derivative securities held by BET Funding LLC, BRU Holding Co., LLC and Bruce Toll.

1	Name of Reporting Person BRUCE TOLL

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,417,600

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 7,417,600

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,417,600

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 29.21%

14	Type of Reporting Person IN

(1)  This amount includes (i) 173,000 shares of common stock held by BRU Holding Co., LLC, (ii) 34,600 shares of common stock issuable upon the exercise of the Stock Purchase Warrant issued to BRU Holding Co., LLC on November 24, 2003, (iii) 400,000 shares of common stock issuable upon the conversion of the Series C Convertible Preferred Stock issued to BRU Holding Co., LLC on November 14, 2006, (iv) 10,000 shares of common stock issuable upon the exercise of the Stock Purchase Warrant issued to BRU Holding Co., LLC on November 14, 2006, (v) 300,000 shares of common stock issuable upon the conversion of the Series D Convertible Preferred Stock issued to Bruce Toll on September 5, 2008, (vi) 300,000 shares of common stock issuable upon the exercise of the Stock Purchase Warrant issued to Bruce Toll on September 5, 2008, (vii) 4,500,000 shares of common stock issuable upon the exercise of the Stock Purchase Warrant issued to BET Funding LLC on February 12, 2009, (viii) 1,000,000 shares of common stock issuable upon the exercise of the Stock Purchase Warrant issued to BET Funding LLC on June 9, 2009 and (ix) 700,000 shares of common stock issuable upon the exercise of the Stock Purchase Warrant issued to BET Funding LLC on June 22, 2009.

(2) This figure is based upon (i) 18,143,259 shares of common stock issued and outstanding as of September 12, 2008, as reported in the Issuer's Report on Form 10-Q for the period ended June 30, 2008 filed on September 18, 2008, plus (ii) the shares of common stock issuable upon the exchange or conversion of all derivative securities held by BET Funding LLC, BRU Holding Co., LLC and Bruce Toll.

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.
This statement relates to the common stock of ImageWare Systems, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 10883 Thornmint Rd., San Diego, California 92127.

Item 2.	Identity and Background.

(a)        This statement is filed by:

(i)         BET Funding LLC, a Delaware limited liability company (“BET Funding”);

(ii)        BRU Holding Co., LLC, a Delaware limited liability company (“BRU Holding”); and

(iii)       Bruce Toll (“Mr. Toll”), who is the majority owner of each of BET Funding and BRU Holding.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)        The address of the principal office of each of the Reporting Persons is 754 S. County Rd., Palm Beach, FL 33480.

(c)        The principal business of each of BET Funding and BRU Holding is investing in securities. The principal occupation of Mr. Toll is Vice Chairman of Toll Brothers Inc.

(d)        No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         BET Funding and BRU Holding are organized under the laws of the State of Delaware.  Mr. Toll is a citizen of the United States of America.

Item 3:	Source and Amount of Funds or Other Consideration.

On February 12, 2009, BET Funding agreed to provide a credit facility to the Issuer for a total of up to $5,000,000 (the “Credit Facility”).  BET Funding is using working capital to fund the Credit Facility.

On February 12, 2009, BET Funding made to the Issuer an initial advance under the Credit Facility of $1,000,000.  In connection therewith, the Issuer issued to BET Funding a Stock

Purchase Warrant to purchase 4,500,000 shares of common stock of the Issuer at an exercise price of $0.50.

On June 9, 2009, in connection with the amendment of certain loan documents related to the Credit Facility, the Issuer issued to BET Funding a Stock Purchase Warrant to purchase 1,000,000 shares of common stock of the Issuer at an exercise price of $0.50.

On June 22, 2009, BET Funding made to the Issuer an additional advance under the Credit Facility of $350,000.  In connection therewith, the Issuer issued to BET Funding a Stock Purchase Warrant to purchase 700,000 shares of common stock of the Issuer at an exercise price of $0.50.

Item 4.	Purpose of Transaction

All securities of the Reporting Persons currently owned by the Reporting Persons were acquired by the Reporting Persons as an investment.  The Reporting Persons have not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Schedule 13D.

The Reporting Persons may, from time to time and at any time, acquire additional shares of common stock and/or other equity, debt or other securities (collectively, “Securities”) of the Company in the open market or otherwise and reserves the right to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Item 5.	Interest in Securities of the Issuer.

(a)        The aggregate percentage of shares of common stock of the Issuer reported owned by each person named herein is based upon (i) 18,143,259 shares of common stock issued and outstanding as of September 12, 2008, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2008 filed on September 18, 2008, plus (ii) the shares of common stock issuable upon the exchange or conversion of all derivative securities owned by BET Funding, BRU Holding and Bruce Toll.

As of the close of business on June 22, 2009, BET Funding beneficially owned 6,200,000 shares of the common stock of the Issuer, constituting approximately 24.42% of the shares of common stock outstanding.  As of the close of business on June 22, 2009, BRU Holding beneficially owned 616,600 shares of the common stock of the Issuer, constituting approximately 2.43% of the shares of common stock outstanding.   As of the close of business on June 22, 2009, Mr. Toll beneficially owned 7,417,600 shares of the common stock of the Issuer, constituting approximately 29.21% of the shares of common stock outstanding.

(b)        Upon the exercise of the warrants held by it, BET Funding would have the sole voting power and power to dispose of 6,200,000 shares of common stock.  Upon the exercise or conversion of the derivate securities held by it, BRU Holding would have the sole voting power and power to dispose of 616,600 shares of common stock.  Upon the exercise or conversion of the derivative securities held by BET Funding and BRU Holding, via his majority ownership of each of BET Funding and BRU Holding, Mr. Toll would have the sole voting power and power to dispose of 7,417,600 shares of common stock.

(c)        In the past 60 days, the Reporting Persons effected the following transactions:

On June 9, 2009, BET Funding and the Issuer amended certain terms related to the Credit Facility.  In connection therewith, the Issuer issued to BET Funding a Stock Purchase Warrant to purchase 1,000,000 shares of common stock of the Issuer at an exercise price of $0.50.  On June 22, 2009, BET Funding made to the Issuer an additional advance under the Credit Facility of $350,000.  In connection therewith, the Issuer issued to BET Funding a Stock Purchase Warrant to purchase 700,000 shares of common stock of Issuer at an exercise price of $0.50.

(d)        No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 7, 2009, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1 Joint Filing Agreement, dated July 7, 2009, by and among BET Funding LLC, BRU Holdings Co., LLC and Bruce Toll.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2009
BET FUNDING LLC

	By:	/s/ Bruce E. Toll
		Name:	Bruce E. Toll
		Title:	Member

BRU HOLDING CO., LLC

	By:	/s/ Bruce E. Toll
		Name:	Bruce E. Toll
		Title:	Member

/s/ Bruce E. Toll
Bruce E. Toll